Exhibit 99.2

Clearmind Medicine Obtains IND Approval from the FDA to Start the Phase I/IIa Clinical Trial with its Innovative Treatment for Alcoholism

Vancouver, Canada, July 16, 2024 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced that  the U.S. Food and Drug Administration (FDA) has cleared the Company’s Investigational New Drug (IND) application for its proprietary MEAI-based (5-methoxy-2-aminoindane) CMND-100 oral capsule, allowing the Company to proceed with a Phase I/IIa clinical trial in the United States for treating patients with alcohol use disorder (AUD). While the Phase I/IIa clinical trial was already approved in Israel, clearance from the FDA will allow the trial to be initiated in the US.

The Phase I/IIa clinical trial is a multinational, multi-center, single and multiple dose, tolerability, safety and pharmacokinetic trial of CMND-100 in healthy volunteers and AUD subjects.

The Company has signed agreements to perform the Phase I/IIa clinical trial in leading universities in the United States, Yale School of Medicine’s and the Johns Hopkins University School of Medicine. The Israeli trial will be conducted at the IMCA in the Tel Aviv suburb of Ramat Gan.

“The FDA’s IND approval for CMND-100 marks a significant step forward in addressing the critical unmet medical needs in AUD, a disease currently lacking effective treatments.  Excessive alcohol use is a leading preventable cause of death in the United States, affecting millions of patients and their families. We believe in the potential of our treatment to improve millions of lives in a safe, easy, and efficient way,” said Dr. Adi Zuloff-Shani, CEO of Clearmind Medicine. “Approval to start our first-in-human clinical trial of CMND-100 in the United States represents an important step towards validation of our approach for the treatment of this devastating addiction. In pre-clinical studies, our proprietary drug demonstrated marked efficacy with a good safety profile. We are eager to bring this potential treatment option to patients”.

The primary endpoint of the Phase I/IIa clinical trial is to find the tolerable dose and characterize the safety and pharmacokinetics / pharmacodynamics of single and repeated doses of CMND-100 in healthy subjects and those with AUD. The secondary endpoint is to evaluate preliminary efficacy of CMND-100 in reduction of drinking patterns and cravings in individuals with moderate-to-severe AUD. Oral capsules will be administered and subjects treated by these oral capsules will report their drinking patterns and cravings for alcohol during the clinical trial.

The active ingredient in CMND-100 is MEAI, an innovative, psychoactive and non-hallucinogenic molecule that has been reported to reduce the desire to consume alcoholic beverages, while exerting a slight euphoric alcohol-like experience. MEAI was found to interact with the serotonergic receptors 5-HT1a and 5-HT2a. The serotonergic system is considered to play a key role in the regulation of alcohol intake, reward, preference, and dependence. MEAI was also found to interact with the alpha-2-adrenergic receptors α2A, α2B and α2C, as well as the plasma membrane monoamine transporters for dopamine (DAT), norepinephrine (NET) and serotonin (SERT). These receptors and transporters are believed to participate in mediating alcohol drinking behavior and could constitute important molecular targets for interventions that target drugs subject to abuse, such as alcohol.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of eighteen patent families including 28 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries

Info@Clearmindmedicine.com

www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses how the FDA’s IND approval for CMND-100 marks a significant step forward in addressing the critical unmet medical needs in AUD and its belief in the potential of its treatment to improve millions of lives in a safe, easy, and efficient way. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2023 filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.